Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”) announced its unaudited financial results for the three months and six months ended June 30, 2023 on August 24, 2023. The Company hereby provides its interim report to shareholders of the Company for the six months ended June 30, 2023 under Rule 13.48(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

Second Quarter 2023 Financial Highlights

•	Net revenues were RMB24.0 billion (US$3.3 billion), an increase of 3.7% compared with the second quarter of 2022.

•	Games and related value-added services net revenues were RMB18.8 billion (US$2.6 billion), an increase of 3.6% compared with the second quarter of 2022.

•	Youdao net revenues were RMB1.2 billion (US$166.4 million), an increase of 26.2% compared with the second quarter of 2022.

•	Cloud Music net revenues were RMB1.9 billion (US$268.7 million), a decrease of 11.1% compared with the second quarter of 2022.

•	Innovative businesses and others net revenues were RMB2.1 billion (US$283.7 million), an increase of 9.9% compared with the second quarter of 2022.

•	Gross profit was RMB14.4 billion (US$2.0 billion), an increase of 11.1% compared with the second quarter of 2022.

•	Total operating expenses were RMB8.3 billion (US$1.1 billion), an increase of 4.0% compared with the second quarter of 2022.

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•	Net income attributable to the Company’s shareholders was RMB8.2 billion (US$1.1 billion). Non-GAAP net income from continuing operations attributable to the Company’s shareholders was RMB9.0 billion (US$1.2 billion).[1]

•	Basic net income per share was US$0.35 (US$1.77 per ADS). Non-GAAP basic net income from continuing operations per share was US$0.39 (US$1.93 per ADS).[1]

Second Quarter 2023 and Recent Operational Highlights

•	Released new hit titles in June across diverse genres and strengthened global appeal:

•	Justice mobile game led China’s iOS top grossing and download charts following its launch.

•	Racing Master ranked No. 3 on China’s iOS top grossing chart soon after its launch.

•	Badlanders ranked No. 2 on China’s iOS top download chart soon after its launch.

•	Launched Harry Potter: Magic Awakened in the global market, including Japan, North America and Europe.

•	Achieved steady performances with longstanding flagship titles including the Fantasy Westward Journey series and maintained the popularity of hit games including Eggy Party, Identity V and Justice.

•	Bolstered robust game pipeline with ongoing development of multiple highly anticipated games in diversified genres.

•	Delivered notable growth of subscription-based memberships for Cloud Music, driving meaningful profit margin expansion and setting the stage for future development.

•	Achieved robust year-over-year revenue growth and improved operating cash flow for Youdao, driven by the strong performance of learning services and online marketing services.

“Our steady second quarter results reflect our dedication to producing exceptional content across our businesses, which generated total net revenues of RMB24.0 billion, up nearly 4% year-over-year,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Players continue to revere our flagship Fantasy Westward Journey series, while embracing newer titles like Eggy Party that extend our reach in casual games. The June releases of widely acclaimed Justice mobile game and Racing Master further showcase our endless drive to bring players innovative, first-rate games in diversified genres. We believe that each addition to our game portfolio validates our exceptional R&D capabilities and the broad influence our ingenuity has in the marketplace, including expanding the casual game market and altering the face of traditional MMOs.

[1] As used in this announcement, non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per share and per ADS are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement.

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“In addition to games, our Cloud Music and Youdao businesses remain on track and are generating premium content. Throughout the NetEase family, we prioritize the creation of novel and high-quality products and services that grow our global appeal, elevate user experiences, and advance their respective industries,” Mr. Ding concluded.

Second Quarter 2023 Financial Results

Net Revenues

Net revenues for the second quarter of 2023 were RMB24,011.3 million (US$3,311.3 million), compared with RMB25,046.3 million and RMB23,159.1 million for the preceding quarter and the second quarter of 2022, respectively.

Net revenues from games and related value-added services were RMB18,798.6 million (US$2,592.5 million) for the second quarter of 2023, compared with RMB20,065.6 million and RMB18,139.8 million for the preceding quarter and the second quarter of 2022, respectively. Net revenues from the operation of online games accounted for approximately 91.7% of the segment’s net revenues for the second quarter of 2023, compared with 92.7% and 92.8% for the preceding quarter and the second quarter of 2022, respectively. Net revenues from mobile games accounted for approximately 73.6% of net revenues from the operation of online games for the second quarter of 2023, compared with 72.3% and 66.1% for the preceding quarter and the second quarter of 2022, respectively.

Net revenues from Youdao were RMB1,206.6 million (US$166.4 million) for the second quarter of 2023, compared with RMB1,163.3 million and RMB956.2 million for the preceding quarter and the second quarter of 2022, respectively.

Net revenues from Cloud Music were RMB1,948.5 million (US$268.7 million) for the second quarter of 2023, compared with RMB1,959.8 million and RMB2,191.5 million for the preceding quarter and the second quarter of 2022, respectively.

Net revenues from innovative businesses and others were RMB2,057.5 million (US$283.7 million) for the second quarter of 2023, compared with RMB1,857.6 million and RMB1,871.5 million for the preceding quarter and the second quarter of 2022, respectively.

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Gross Profit

Gross profit for the second quarter of 2023 was RMB14,375.4 million (US$1,982.5 million), compared with RMB14,896.5 million and RMB12,941.5 million for the preceding quarter and the second quarter of 2022, respectively.

The quarter-over-quarter decrease in games and related value-added services’ gross profit was primarily due to decreased net revenues from the operation of online games as a result of seasonality. The year-over-year increase was primarily due to increased net revenues from the operation of online games such as Eggy Party, as well as decreased royalty fees due to the termination of certain licensed games.

The quarter-over-quarter decrease in Youdao’s gross profit primarily resulted from decreased revenue contribution from its learning services. The year-over-year increase primarily resulted from increased revenue contribution from its online marketing services and learning services.

The quarter-over-quarter and year-over-year increases in Cloud Music’s gross profit primarily resulted from increased net revenues from sales of membership subscriptions and continued improvement in cost control measures.

The quarter-over-quarter and year-over-year increases in innovative businesses and others’ gross profit were primarily due to increased e-commerce net revenues from Yanxuan.

Gross Profit Margin

Gross profit margin for games and related value-added services for the second quarter of 2023 was 67.4%, compared with 66.7% and 64.9% for the preceding quarter and the second quarter of 2022, respectively. The quarter-over-quarter and year-over-year increases were primarily attributable to changes in the revenue mix of NetEase’s self-developed, co-developed and licensed games.

Gross profit margin for Youdao for the second quarter of 2023 was 47.0%, compared with 51.7% and 42.8% for the preceding quarter and the second quarter of 2022, respectively. The quarter-over-quarter decrease was mainly due to the reduction in revenue contribution from its learning services which have a higher gross profit margin compared to its other products and services. The year-over-year increase was mainly due to increased revenue contribution from its online marketing services and learning services.

Gross profit margin for Cloud Music for the second quarter of 2023 was 27.0%, compared with 22.4% and 13.0% for the preceding quarter and the second quarter of 2022, respectively. The quarter-over-quarter and year-over-year improvements were mainly due to the factors enumerated above.

Gross profit margin for innovative businesses and others for the second quarter of 2023 was 29.5%, compared with 25.4% and 25.8% for the preceding quarter and the second quarter of 2022, respectively. The quarter-over-quarter and year-over-year increases were mainly due to margin improvement from Yanxuan.

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Operating Expenses

Total operating expenses for the second quarter of 2023 were RMB8,312.8 million (US$1,146.4 million), compared with RMB7,676.5 million and RMB7,995.2 million for the preceding quarter and the second quarter of 2022, respectively. The quarter-over-quarter increase was mainly due to increased marketing and research and development expenditures related to games and related value-added services. The year-over-year increase was mainly due to higher staff-related costs.

Other Income/ (Expenses)

Other income/ (expenses) consisted of investment (loss)/ income, interest income, exchange gains/ (losses) and others. The quarter-over-quarter increase was mainly due to net unrealized exchange gains arising from the Company’s U.S. dollar-denominated bank deposits and loans balances as the exchange rate of the U.S. dollar against the RMB fluctuated in the second quarter of 2023. The year-over-year increase was mainly due to higher investment income from fair value changes of equity investments with readily determinable fair value, as well as higher net unrealized exchange gains.

Income Tax

The Company recorded a net income tax charge of RMB712.1 million (US$98.2 million) for the second quarter of 2023, compared with RMB1,628.6 million and RMB1,259.3 million for the preceding quarter and the second quarter of 2022, respectively. The effective tax rate for the second quarter of 2023 was 8.0%, compared with 19.5% and 22.0% for the preceding quarter and the second quarter of 2022, respectively. The lower effective tax rate for the second quarter of 2023 was primarily due to tax benefits recognized in the quarter. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB8,242.8 million (US$1,136.7 million) for the second quarter of 2023, compared with RMB6,754.6 million and RMB5,291.5 million for the preceding quarter and the second quarter of 2022, respectively.

NetEase reported basic net income of US$0.35 per share (US$1.77 per ADS) for the second quarter of 2023, compared with US$0.29 per share (US$1.45 per ADS) and US$0.22 per share (US$1.11 per ADS) for the preceding quarter and the second quarter of 2022, respectively.

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Non-GAAP net income from continuing operations attributable to the Company’s shareholders totaled RMB9,017.5 million (US$1,243.6 million) for the second quarter of 2023, compared with RMB7,566.2 million and RMB5,409.8 million for the preceding quarter and the second quarter of 2022, respectively.

NetEase reported non-GAAP basic net income from continuing operations of US$0.39 per share (US$1.93 per ADS) for the second quarter of 2023, compared with US$0.32 per share (US$1.62 per ADS) and US$0.23 per share (US$1.14 per ADS) for the preceding quarter and the second quarter of 2022, respectively.

Other Financial Information

As of June 30, 2023, the Company’s total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans, totaled RMB99.6 billion (US$13.7 billion), compared with RMB95.6 billion as of December 31, 2022. Cash flow generated from operating activities was RMB7.7 billion (US$1.1 billion) for the second quarter of 2023, compared with RMB6.0 billion and RMB6.6 billion for the preceding quarter and the second quarter of 2022, respectively.

Quarterly Dividend

On August 24, 2023, the board of directors has approved a dividend of US$0.1050 per share (US$0.5250 per ADS) for the second quarter of 2023 to holders of ordinary shares and holders of ADSs as of the close of business on September 8, 2023, Beijing/Hong Kong Time and New York Time, respectively (“Record Date”), payable in U.S. dollars. The Company’s announcement dated September 10, 2023 (Beijing/Hong Kong Time) announced that such Record Date in Hong Kong for holders of ordinary shares was changed from September 8, 2023 to September 11, 2023. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 11, 2023 (Beijing/ Hong Kong Time). Such Record Date for the holders of American depositary shares held by The Bank of New York Mellon was not affected and remained September 8, 2023. The payment date is expected to be September 19, 2023 for holders of ordinary shares, and on or around September 22, 2023 for holders of ADSs.

NetEase paid a dividend of US$0.0930 per share (US$0.4650 per ADS) for the first quarter of 2023 in June 2023.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

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Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had approved a new share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market transactions. This share repurchase program commenced on January 10, 2023 following the completion of the prior program on January 9, 2023, and will be in effect for a period not to exceed 36 months from such date. As of June 30, 2023, approximately 6.1 million ADSs had been repurchased under this program for a total cost of US$536.4 million.

The extent to which NetEase repurchases its ADSs and its ordinary shares depends upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is a leading internet and game services provider centered around premium content. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of the most popular and longest running mobile and PC games available in China and globally.

Powered by one of the largest in-house game R&D teams focused on mobile, PC and console, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture, and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

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Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), an intelligent learning company with industry-leading technology, and Cloud Music (HKEX: 9899), a well-known online music platform featuring a vibrant content community, as well as Yanxuan, NetEase’s private label consumer lifestyle brand.

NetEase’s market-leading ESG initiatives are among the most recognized in the global media and entertainment industry, earning it inclusion in 2022 Dow Jones Sustainability World Index, 2022 Dow Jones Sustainability Emerging Markets Index, and 2023 Bloomberg Gender-Equality Index, as well as receiving an “A” rating from MSCI. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; the risk related to economic uncertainty and capital market disruption; the risk related to the expansion of NetEase’s businesses and operations internationally; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

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Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income from continuing operations attributable to the Company’s shareholders as net income from continuing operations attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income from continuing operations attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income from continuing operations attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income from continuing operations attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income from continuing operations attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

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NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	24,889,000	12,766,270	1,760,549
Time deposits	84,947,679	90,195,524	12,438,532
Restricted cash	2,699,055	2,912,852	401,701
Accounts receivable, net	5,002,872	5,343,028	736,837
Inventories	993,636	806,960	111,285
Prepayments and other current assets, net	5,448,284	5,352,876	738,195
Short-term investments	7,622,673	6,846,342	944,154
Total current assets	131,603,199	124,223,852	17,131,253

Non-current assets:
Property, equipment and software, net	6,342,330	7,347,204	1,013,226
Land use rights, net	4,121,767	4,147,468	571,962
Deferred tax assets	1,480,789	1,320,697	182,132
Time deposits	2,973,840	2,681,840	369,843
Restricted cash	270	290	40
Other long-term assets	26,238,790	28,184,371	3,886,803
Total non-current assets	41,157,786	43,681,870	6,024,006
Total assets	172,760,985	167,905,722	23,155,259

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	1,507,141	740,607	102,134
Salary and welfare payables	4,732,941	3,386,236	466,983
Taxes payable	2,813,096	2,560,047	353,047
Short-term loans	23,875,704	11,881,623	1,638,551
Contract liabilities	12,518,890	12,943,844	1,785,038
Accrued liabilities and other payables	11,381,075	10,826,617	1,493,060
Total current liabilities	56,828,847	42,338,974	5,838,813

Non-current liabilities:
Deferred tax liabilities	2,126,120	2,209,583	304,715
Long-term loans	3,654,964	3,953,664	545,235
Other long-term liabilities	1,277,574	1,137,672	156,892
Total non-current liabilities	7,058,658	7,300,919	1,006,842
Total liabilities	63,887,505	49,639,893	6,845,655

Redeemable noncontrolling interests	136,440	135,415	18,675

NetEase, Inc.’s shareholders’ equity	104,731,317	114,264,783	15,757,834
Noncontrolling interests	4,005,723	3,865,631	533,095
Total equity	108,737,040	118,130,414	16,290,929

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	172,760,985	167,905,722	23,155,259

The accompanying notes are an integral part of this announcement.

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NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	23,159,078	25,046,287	24,011,301	3,311,310	46,714,920	49,057,588	6,765,351
Cost of revenues	(10,217,587)	(10,149,741)	(9,635,888)	(1,328,851)	(20,937,050)	(19,785,629)	(2,728,563)
Gross profit	12,941,491	14,896,546	14,375,413	1,982,459	25,777,870	29,271,959	4,036,788

Operating expenses:
Selling and marketing expenses	(3,300,705)	(2,905,046)	(3,271,705)	(451,188)	(6,216,194)	(6,176,751)	(851,813)
General and administrative expenses	(1,112,755)	(1,021,678)	(1,132,147)	(156,130)	(2,128,524)	(2,153,825)	(297,026)
Research and development expenses	(3,581,700)	(3,749,732)	(3,908,907)	(539,063)	(6,979,782)	(7,658,639)	(1,056,175)
Total operating expenses	(7,995,160)	(7,676,456)	(8,312,759)	(1,146,381)	(15,324,500)	(15,989,215)	(2,205,014)
Operating profit	4,946,331	7,220,090	6,062,654	836,078	10,453,370	13,282,744	1,831,774

Other income/ (expenses):
Investment(loss)/ income, net	(707,489)	471,368	287,691	39,674	(1,256,191)	759,059	104,679
Interest income, net	505,991	776,030	935,578	129,022	964,235	1,711,608	236,042
Exchange gains/ (losses), net	865,283	(386,568)	1,464,956	202,027	767,403	1,078,388	148,717
Other, net	121,175	258,033	120,826	16,663	337,505	378,859	52,247
Income before tax	5,731,291	8,338,953	8,871,705	1,223,464	11,266,322	17,210,658	2,373,459
Income tax	(1,259,320)	(1,628,559)	(712,090)	(98,202)	(2,478,591)	(2,340,649)	(322,790)

Net income from continuing operations	4,471,971	6,710,394	8,159,615	1,125,262	8,787,731	14,870,009	2,050,669
Net income from discontinued operations	624,864	-	-	-	624,864	-	-
Net income	5,096,835	6,710,394	8,159,615	1,125,262	9,412,595	14,870,009	2,050,669

Accretion of redeemable noncontrolling interests	(754)	(860)	(868)	(120)	(1,487)	(1,728)	(238)
Net loss attributable to noncontrolling interests	195,395	45,100	84,020	11,587	274,391	129,120	17,806
Net income attributable to the Company’s shareholders	5,291,476	6,754,634	8,242,767	1,136,729	9,685,499	14,997,401	2,068,237
Including:
-Net income from continuing operations attributable to the Company’s shareholders	4,666,612	6,754,634	8,242,767	1,136,729	9,060,635	14,997,401	2,068,237
-Net income from discontinued operations attributable to the Company’s shareholders	624,864	-	-	-	624,864	-	-

Basic net income per share *	1.62	2.10	2.56	0.35	2.96	4.66	0.64
-Continuing operations	1.43	2.10	2.56	0.35	2.77	4.66	0.64
-Discontinued operations	0.19	-	-	-	0.19	-	-

Basic net income per ADS *	8.08	10.49	12.80	1.77	14.78	23.29	3.21
-Continuing operations	7.13	10.49	12.80	1.77	13.83	23.29	3.21
-Discontinued operations	0.95	-	-	-	0.95	-	-

Diluted net income per share *	1.60	2.07	2.54	0.35	2.93	4.61	0.64
-Continuing operations	1.41	2.07	2.54	0.35	2.74	4.61	0.64
-Discontinued operations	0.19	-	-	-	0.19	-	-

Diluted net income per ADS *	8.00	10.37	12.69	1.75	14.63	23.05	3.18
-Continuing operations	7.05	10.37	12.69	1.75	13.69	23.05	3.18
-Discontinued operations	0.95	-	-	-	0.94	-	-

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,274,695	3,221,083	3,218,783	3,218,783	3,275,980	3,219,926	3,219,926
Diluted	3,305,504	3,256,511	3,248,916	3,248,916	3,310,809	3,252,707	3,252,707

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

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NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	5,096,835	6,710,394	8,159,615	1,125,262	9,412,595	14,870,009	2,050,669
Net income from discontinued operations	(624,864)	-	-	-	(624,864)	-	-
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	609,036	1,082,269	661,363	91,206	1,375,216	1,743,632	240,458
Fair value changes of equity security investments	735,159	(226,720)	(78,035)	(10,762)	2,276,161	(304,755)	(42,028)
Impairment losses of investments and other long-term assets	243,085	-	47,870	6,602	248,085	47,870	6,602
Fair value changes of short-term investments	(119,882)	(137,916)	(96,884)	(13,361)	(199,658)	(234,800)	(32,380)
Share-based compensation cost	764,447	822,413	787,862	108,652	1,510,601	1,610,275	222,067
Allowance for expected credit losses	10,965	20,720	8,540	1,178	10,652	29,260	4,035
Losses/ (gains) on disposal of property, equipment and software	481	(610)	252	35	1,926	(358)	(49)
Unrealized exchange (gains)/ losses	(890,066)	385,961	(1,466,295)	(202,211)	(792,032)	(1,080,334)	(148,985)
Gains on disposal of long-term investments	-	(5,768)	(16,382)	(2,259)	(4,000)	(22,150)	(3,055)
Deferred income taxes	(169,539)	577,666	(334,380)	(46,113)	145,689	243,286	33,551
Share of results on equity method investees	(134,569)	(95,808)	(129,292)	(17,830)	(1,046,067)	(225,100)	(31,043)
Changes in operating assets and liabilities:
Accounts receivable	82,282	(1,116,282)	770,551	106,264	294,357	(345,731)	(47,678)
Inventories	17,791	117,330	69,410	9,572	121,382	186,740	25,753
Prepayments and other assets	(163,612)	125,827	(7,233)	(997)	(733,455)	118,594	16,355
Accounts payable	48,452	(612,939)	(115,791)	(15,968)	(43,921)	(728,730)	(100,496)
Salary and welfare payables	782,789	(2,225,737)	758,106	104,548	(973,435)	(1,467,631)	(202,396)
Taxes payable	(538,234)	733,716	(992,892)	(136,926)	(464,788)	(259,176)	(35,742)
Contract liabilities	279,669	489,991	(41,196)	(5,681)	201,469	448,795	61,892
Accrued liabilities and other payables	600,934	(643,836)	(306,784)	(42,312)	497,798	(950,620)	(131,099)
Net cash provided by operating activities	6,631,159	6,000,671	7,678,405	1,058,899	11,213,711	13,679,076	1,886,431

Cash flows from investing activities:
Purchase of property, equipment and software	(445,054)	(652,939)	(520,544)	(71,786)	(1,194,415)	(1,173,483)	(161,831)
Proceeds from sale of property, equipment and software	23,338	2,504	4,292	592	35,903	6,796	937
Purchase of intangible assets, content and licensed copyrights	(85,121)	(826,682)	(283,321)	(39,072)	(228,957)	(1,110,003)	(153,076)
Net change in short-term investments with terms of three months or less	(159,173)	(723,151)	1,630,013	224,789	1,551,672	906,862	125,062
Purchase of short-term investments with terms over three months	-	-	-	-	(1,250,000)	-	-
Proceeds from maturities of short-term investments with terms over three months	1,459,172	104,269	-	-	2,013,003	104,269	14,379
Investment in long-term investments	(899,968)	(1,229,048)	(270,228)	(37,266)	(2,590,239)	(1,499,276)	(206,760)
Proceeds from disposal of long-term investments	6,413	41,280	16,531	2,280	40,650	57,811	7,973
Placement/ rollover of matured time deposits	(33,122,029)	(36,320,103)	(10,874,831)	(1,499,708)	(57,168,026)	(47,194,934)	(6,508,479)
Proceeds from maturities of time deposits	32,100,141	22,332,349	21,918,791	3,022,740	46,799,936	44,251,140	6,102,511
Change in other long-term assets	(60,900)	(120,841)	(31,189)	(4,301)	(230,445)	(152,030)	(20,966)
Net cash (used in)/ provided by investing activities	(1,183,181)	(17,392,362)	11,589,514	1,598,268	(12,220,918)	(5,802,848)	(800,250)

The accompanying notes are an integral part of this announcement.

12

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Net changes from loans with terms of three months or less	2,721,487	2,638,040	(14,970,935)	(2,064,586)	6,124,682	(12,332,895)	(1,700,784)
Proceed of loans with terms over three months	1,641,708	1,279,559	2,171,541	299,469	3,556,918	3,451,100	475,928
Payment of loans with terms over three months	(32,273)	(40,422)	(3,233,500)	(445,920)	(32,273)	(3,273,922)	(451,494)
Net Amounts received/ (paid) related to capital contribution from or repurchase of noncontrolling interests shareholders	33,200	24,349	22,228	3,065	(68,842)	46,577	6,423
Cash paid for repurchase of NetEase’s ADSs/ purchase of subsidiaries’ ADSs and shares	(2,119,613)	(2,116,757)	(2,195,210)	(302,733)	(3,363,530)	(4,311,967)	(594,647)
Dividends paid to NetEase’s shareholders	(1,403,637)	(1,212,340)	(2,119,316)	(292,267)	(3,087,109)	(3,331,656)	(459,456)
Net cash provided by/ (used in) financing activities	840,872	572,429	(20,325,192)	(2,802,972)	3,129,846	(19,752,763)	(2,724,030)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	74,898	15,498	(47,876)	(6,602)	53,696	(32,378)	(4,465)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	6,363,748	(10,803,764)	(1,105,149)	(152,407)	2,176,335	(11,908,913)	(1,642,314)
Cash, cash equivalents and restricted cash, at the beginning of the period	13,188,702	27,588,325	16,784,561	2,314,697	17,376,115	27,588,325	3,804,604
Cash, cash equivalents and restricted cash, at end of the period	19,552,450	16,784,561	15,679,412	2,162,290	19,552,450	15,679,412	2,162,290

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	1,055,096	1,074,579	1,625,045	224,104	2,570,426	2,699,624	372,295
Cash paid for interest expense	93,079	275,714	326,646	45,047	130,820	602,360	83,069

The accompanying notes are an integral part of this announcement.

13

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	18,139,843	20,065,597	18,798,646	2,592,452	36,781,657	38,864,243	5,359,624
Youdao	956,225	1,163,270	1,206,634	166,402	2,156,766	2,369,904	326,825
Cloud Music	2,191,510	1,959,841	1,948,539	268,716	4,258,716	3,908,380	538,990
Innovative businesses and others	1,871,500	1,857,579	2,057,482	283,740	3,517,781	3,915,061	539,912
Total net revenues	23,159,078	25,046,287	24,011,301	3,311,310	46,714,920	49,057,588	6,765,351

Cost of revenues:
Games and related value-added services	(6,375,598)	(6,683,048)	(6,122,836)	(844,379)	(13,427,648)	(12,805,884)	(1,766,012)
Youdao	(546,498)	(561,420)	(639,459)	(88,185)	(1,109,189)	(1,200,879)	(165,609)
Cloud Music	(1,905,954)	(1,520,378)	(1,422,855)	(196,221)	(3,721,603)	(2,943,233)	(405,890)
Innovative businesses and others	(1,389,537)	(1,384,895)	(1,450,738)	(200,066)	(2,678,610)	(2,835,633)	(391,052)
Total cost of revenues	(10,217,587)	(10,149,741)	(9,635,888)	(1,328,851)	(20,937,050)	(19,785,629)	(2,728,563)

Gross profit:
Games and related value-added services	11,764,245	13,382,549	12,675,810	1,748,073	23,354,009	26,058,359	3,593,612
Youdao	409,727	601,850	567,175	78,217	1,047,577	1,169,025	161,216
Cloud Music	285,556	439,463	525,684	72,495	537,113	965,147	133,100
Innovative businesses and others	481,963	472,684	606,744	83,674	839,171	1,079,428	148,860
Total gross profit	12,941,491	14,896,546	14,375,413	1,982,459	25,777,870	29,271,959	4,036,788

Gross profit margin:
Games and related value-added services	64.9%	66.7%	67.4%	67.4%	63.5%	67.0%	67.0%
Youdao	42.8%	51.7%	47.0%	47.0%	48.6%	49.3%	49.3%
Cloud Music	13.0%	22.4%	27.0%	27.0%	12.6%	24.7%	24.7%
Innovative businesses and others	25.8%	25.4%	29.5%	29.5%	23.9%	27.6%	27.6%

The accompanying notes are an integral part of this announcement.

14

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.2513 on the last trading day of June 2023 (June 30, 2023) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2023, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	173,840	203,514	193,001	26,616	371,975	396,515	54,682
Operating expenses
Selling and marketing expenses	31,817	32,353	31,069	4,285	62,190	63,422	8,746
General and administrative expenses	297,891	294,281	281,326	38,797	576,953	575,607	79,380
Research and development expenses	260,899	292,265	282,466	38,954	499,483	574,731	79,259

The accompanying notes are an integral part of this announcement.

Note 3: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiaries to meet the disclosure requirements under U.S. GAAP or different accounting standards requirement.

Note 4: The unaudited reconciliation of GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income from continuing operations attributable to the Company’s shareholders	4,666,612	6,754,634	8,242,767	1,136,729	9,060,635	14,997,401	2,068,237
Add: Share-based compensation	743,198	811,600	774,683	106,834	1,466,801	1,586,283	218,758
Non-GAAP net income from continuing operations attributable to the Company’s shareholders	5,409,810	7,566,234	9,017,450	1,243,563	10,527,436	16,583,684	2,286,995

Non-GAAP basic net income from continuing operations per share *	1.65	2.35	2.80	0.39	3.21	5.15	0.71
Non-GAAP basic net income from continuing operations per ADS *	8.26	11.74	14.01	1.93	16.07	25.75	3.55
Non-GAAP diluted net income from continuing operations per share *	1.64	2.32	2.78	0.38	3.18	5.10	0.70
Non-GAAP diluted net income from continuing operations per ADS *	8.18	11.62	13.88	1.91	15.90	25.49	3.52

* Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

15

Note 5: Reconciliation between U.S. GAAP and International Financial Reporting Standards

The Company’s consolidated financial statements for its primary listing in the United States are prepared in accordance with U.S. GAAP. As a secondary listed issuer of the Hong Kong Stock Exchange, the Company is required to include a reconciliation statement in its annual financial statements starting from the first full financial year commencing on or after January 1, 2022, and in all subsequent annual and interim financial statements.

For the interim reporting with the Hong Kong Stock Exchange for the six months ended June 30, 2023, the Company has prepared the reconciliation statement of the unaudited condensed consolidated statements of income for the six months ended June 30, 2023 and the unaudited condensed consolidated balance sheets as at June 30, 2023 between the accounting policies adopted of the relevant period in accordance with U.S. GAAP and the International Financial Reporting Standards (the “IFRSs”) issued by the International Accounting Standards Board (together, the “Reconciliation Statement”).

PricewaterhouseCoopers, the auditor of the Company in Hong Kong, has performed a limited assurance engagement on the Reconciliation Statement in accordance with International Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”.

The unaudited condensed consolidated financial information is prepared in accordance with U.S. GAAP, which differ in certain respects from IFRSs. The effects of material differences between the unaudited condensed consolidated financial information prepared under U.S. GAAP and IFRSs are as follows in RMB (in thousands):

Reconciliation of unaudited condensed consolidated statements of income (Extract):

		For the Six Months Ended June 30, 2022 IFRSs adjustments
	Amounts as reported under U.S.	Investments measured at fair value	Redeemable preferred shares	Amounts as reported under
	GAAP	(Note (a))	(Note (b))	IFRSs
Investment (loss)/income, net	(1,256,191)	423,616	-	(832,575)
Income before tax	11,266,322	423,616	-	11,689,938
Income tax	(2,478,591)	(915)	-	(2,479,506)
Net income	9,412,595	422,701	-	9,835,296
Accretion of redeemable noncontrolling interests	(1,487)	-	1,487	-
Net loss attributable to noncontrolling interests	274,391	-	(5,116)	269,275
Net income attributable to the Company’s shareholders	9,685,499	422,701	(3,629)	10,104,571

		For the Six Months Ended June 30, 2023 IFRSs adjustments
	Amounts as reported under U.S.	Investments measured at fair value	Redeemable preferred shares	Amounts as reported under
	GAAP	(Note (a))	(Note (b))	IFRSs
Investment income, net	759,059	694,453	-	1,453,512
Income before tax	17,210,658	694,453	-	17,905,111
Income tax	(2,340,649)	15,289	-	(2,325,360)
Net income	14,870,009	709,742	-	15,579,751
Accretion of redeemable noncontrolling interests	(1,728)	-	1,728	-
Net loss attributable to noncontrolling interests	129,120	-	(3,879)	125,241
Net income attributable to the Company’s shareholders	14,997,401	709,742	(2,151)	15,704,992

16

Reconciliation of unaudited condensed consolidated balance sheets (Extract):

		As of December 31, 2022 IFRSs adjustments
	Amounts as reported under U.S.	Investments measured at fair value	Redeemable preferred shares	Amounts as reported under
	GAAP	(Note (a))	(Note (b))	IFRSs
Other long-term assets	26,238,790	(13,305,116)	-	12,933,674
Financial assets at fair value through profit or loss	-	16,445,317	-	16,445,317
Total Assets	172,760,985	3,140,201	-	175,901,186
Redeemable preferred shares	-	-	168,215	168,215
Deferred tax liabilities	2,126,120	27,969	-	2,154,089
Total Liabilities	63,887,505	27,969	168,215	64,083,689
Redeemable noncontrolling interests	136,440	-	(136,440)	-
Total equity	108,737,040	3,112,232	(31,775)	111,817,497
Total liabilities, redeemable noncontrolling interests and shareholders’ equity	172,760,985	3,140,201	-	175,901,186

		As of June 30, 2023 IFRSs adjustments
	Amounts as reported under U.S.	Investments measured at fair value	Redeemable preferred shares	Amounts as reported under
	GAAP	(Note (a))	(Note (b))	IFRSs
Other long-term assets	28,184,371	(14,868,819)	-	13,315,552
Financial assets at fair value through profit or loss	-	18,703,473	-	18,703,473
Total Assets	167,905,722	3,834,654	-	171,740,376
Redeemable preferred shares	-	-	168,215	168,215
Deferred tax liabilities	2,209,583	12,680	-	2,222,263
Total Liabilities	49,639,893	12,680	168,215	49,820,788
Redeemable noncontrolling interests	135,415	-	(135,415)	-
Total equity	118,130,414	3,821,974	(32,800)	121,919,588
Total liabilities, redeemable noncontrolling interests and shareholders' equity	167,905,722	3,834,654	-	171,740,376

Notes:

Basis of Preparation

The Company is responsible for preparation of the Reconciliation Statement in accordance with the relevant requirements of the Hong Kong Listing Rules and relevant guidance in HKEX-GL111-22. The Reconciliation Statement was prepared based on the Company’s unaudited interim condensed consolidated financial information for the six months ended June 30, 2023 prepared under U.S. GAAP, with material adjustments made (if any) thereto in arriving at the unaudited financial information of the Company prepared under IFRSs. The adjustments reflect the material differences between the Company’s accounting policies under U.S. GAAP and IFRSs.

Note a. Investments measured at fair value

Under U.S. GAAP, the investments in convertible redeemable preferred shares and ordinary shares with preferential rights that are issued by privately-held companies and therefore without readily determinable fair values could be accounted for using measurement alternative as an accounting policy choice. NetEase elected the measurement alternative to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRSs, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

17

Note b. Redeemable Preferred Shares

Under U.S. GAAP, SEC guidance provides for mezzanine- equity (temporary equity) category in addition to the financial liability and permanent equity categories. The purpose of this “in- between” category is to indicate that a security whose redemption is outside the control of the issuer may not be classified as a permanent part of equity. NetEase classified the redeemable preferred shares issued by certain subsidiaries as redeemable noncontrolling interests in the condensed consolidated balance sheets and recorded them initially at fair value, net of issuance costs. NetEase recognized accretion to the respective redemption value of the redeemable preferred shares over the period starting from issuance date to the earliest redemption date.

Under IFRSs, there is no concept of mezzanine or temporary equity classification. NetEase designated the redeemable preferred shares as financial liabilities at fair value through profit or loss which are measured at fair value. Subsequent to initial recognition, the amounts of changes in fair value that were attributed to changes in credit risk of the issuer were recognized in other comprehensive income, and the remaining amounts of changes in fair value were recognized in the profit or loss.

18